UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant	☐
Filed by a Party other than the Registrant	☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

PUERTO RICO RESIDENTS TAX-FREE FUND vi, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk
ETHAN A. DANIAL

MOJDEH L. kHAGHAN

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

☐	Fee paid previously with preliminary materials.

2022 ANNUAL MEETING OF SHAREHOLDERS OF
PUERTO RICO RESIDENTS TAX-FREE FUND VI, Inc.

AMENDMENT NO. 1 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of shareholders

scheduled to be held on December 15, 2022

Please vote the BLUE Proxy Card to elect our slate of highly-qualified nominees, to approve our proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to September 23, 2021, to approve our proposal to amend the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote, and to approve our proposal to amend the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to shareholders.

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”) is filing this amendment (this “Amendment”) to its definitive proxy statement dated October 3, 2022 (the “Proxy Statement”) in connection with the election of our two (2) nominees to the board of directors (the “Board”) of Puerto Rico Residents Tax-Free Fund VI, Inc. (the “Fund”), our proposal to repeal any provision or amendment to the Fund’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to September 23, 2021 (i.e., the date of our nomination notice to the Fund), our proposal to amend the Bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and our proposal to amend the Bylaws to clarify that the power to adjourn shareholder meetings belongs exclusively to shareholders, each at the 2022 annual meeting of shareholders (the “2022 Annual Meeting”). THE PROXY STATEMENT, AS AMENDED BY THIS AMENDMENT NO. 1, RELATES ONLY TO THE FUND’S 2022 ANNUAL MEETING AND NOT TO THE FUND’S 2021 ANNUAL MEETING OF SHAREHOLDERS (THE “2021 ANNUAL MEETING”). For information about the Fund’s 2021 Annual Meeting, which was initially scheduled to be held on October 26, 2021 and has been adjourned numerous times, please refer to Ocean Capital’s proxy statement filed with the Securities and Exchange Commission (the “SEC”) on October 12, 2021, as amended by amendments filed on October 27, 2021, December 3, 2021, January 18, 2022, February 22, 2022, March 22, 2022, May 12, 2022, June 14, 2022, August 4, 2022 and September 27, 2022, and as may be further amended from time to time.

According to the Fund’s Amendment No. 1 to its definitive proxy statement filed with SEC on October 25, 2022, the Fund convened and then adjourned the 2022 Annual Meeting without transacting any other business on October 24, 2022. The 2022 Annual Meeting will be held virtually at 11:00 a.m. Atlantic Standard Time (10:00 a.m. Eastern Standard Time) on December 15, 2022.

According to the Fund’s proxy statement, any shareholder of record wishing to participate in the 2022 Annual Meeting must register at https://viewproxy.com/UBSPuertoRico/broadridgevsm/ no later than 5:00 p.m. Atlantic Standard Time (4:00 p.m. Eastern Standard Time) on December 13, 2022. According to the Fund’s proxy statement, Broadridge will then e-mail you the meeting login information and instructions for attending and voting at the 2022 Annual Meeting. Shareholders whose shares are held in “street name” must obtain legal proxies from their brokers, banks, trust companies or other nominees and follow the link above to register their shares, in order to participate in the 2022 Annual Meeting.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF OUR NOMINEES, FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT SHAREHOLDER APPROVAL SUBSEQUENT TO SEPTEMBER 23, 2021, FOR THE PROPOSAL TO AMEND THE BYLAWS TO LOWER THE QUORUM THRESHOLD FROM ONE-HALF TO ONE-THIRD OF THE OUTSTANDING SHARES, AND FOR THE PROPOSAL TO AMEND THE BYLAWS TO CLARIFY THAT THE POWER TO ADJOURN SHAREHOLDER MEETINGS BELONGS EXCLUSIVELY TO SHAREHOLDERS.

According to the Fund’s Amendment No. 1 to its definitive proxy statement, the record date for the adjourned 2022 Annual Meeting remains September 1, 2022. Shareholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Shareholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the 2022 Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

•	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

•	delivering a written notice of revocation or a later dated proxy for the 2022 Annual Meeting to Ocean Capital LLC, c/o Morrow Sodali, 509 Madison Avenue, Suite 1206, New York, NY 10022, or to the secretary of the Fund; or

•	attending the 2022 Annual Meeting and voting in person (although attendance at the 2022 Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the 2022 Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the 2022 Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the 2022 Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Shareholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Morrow Sodali LLC, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

509 Madison Avenue Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.morrowsodali.com